SECURIT 13014418 N

RECEIVED SEC MAIL PROCESSING SECTION AUG 30 2013 WASH, D.C. 193

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

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RECEIVED 2013 AUG 30 PM 2:27 SEC / TM

SEC FILE NUMBER
8-38756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Ave
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ali Granmayeh (212) 983-5822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/11/13

DD 9/20/13

KW 9/16/13

OATH OR AFFIRMATION

I, Ali Granmayeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United American Securities, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Mng Director

Title

Notary Public

ROBERTO VICECONTE
Notary Public, State of New York
No. 02VI4903106
Qualified in Nassau County
Commission Expires January 11, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition

June 30, 2013

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]

UNITED AMERICAN SECURITIES, INC.

Table of Contents
June 30, 2013

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
United American Securities, Inc.

We have audited the accompanying statement of financial condition of United American Securities, Inc. (the "Company") as of June 30, 2013, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of United American Securities, Inc. as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 28, 2013

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition

June 30, 2013

Assets	
Cash and cash equivalents	$ 62,001
Receivables from clearing broker - including clearing deposit of $25,000	25,836
Receivables - investment advisory fees	436,161
Investment in associated partnership	131,625
Subordinated note receivable at fair value	75,000
Furniture, equipment and leasehold improvements - net	16,963
Other assets	53,049
	$ 800,635
Liabilities	
Accounts payable, accrued expenses, and other liabilities	$ 37,908
Income taxes payable	3,995
Deferred tax liability - net	114,717
	156,620
Stockholders' Equity	
Common stock, $1.00 par value, authorized 40,000 shares, issued 818 shares, outstanding 478 shares	478
Additional paid-in-capital	281,882
Retained earnings	651,365
Less 340 shares of common stock in treasury, at cost	(289,710)
	644,015
	$ 800,635

1 - ORGANIZATION AND NATURE OF BUSINESS

United American Securities, Inc., (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is principally engaged in an investment advisory business, introducing customers to its clearing broker pursuant to a fully disclosed clearing agreement, and to the clearing broker's investment advisor solutions subsidiary which acts as broker of record for the majority of the trades directed by the Company on its customers' behalf. The Company principally conducts business under the name UAS Asset Management.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months when purchased that are not held for sale in the ordinary course of business.

b. ***Securities Transactions*** - Securities transactions are recorded on the trade date, as if they had settled.

c. ***Treasury Stock*** - The Company uses the cost method of accounting for treasury stock. At June 30, 2013, the Company held 340 shares of treasury stock.

d. ***Depreciation and Amortization*** - Furniture, equipment and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Depreciation is calculated using the straight-line or accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e. ***Income Taxes*** - The Company is subject to federal, New York State, and New York City income taxes. The provision for income taxes reported in the financial statements consist of taxes currently due plus deferred taxes related to temporary differences between the bases of certain assets and liabilities for financial and tax reporting. Temporary differences arise primarily from the use of the cash basis method of accounting used for income tax reporting. Determination of the current or long-term status of the deferred income tax asset or liability is based upon the underlying nature of the related asset or liability.

   The Company recognizes and measures its unrecognized tax benefits, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

   The Company did not have any material unrecognized tax benefits as of June 30, 2013 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of June 30, 2013, the Company has no accrued interest or penalties related to uncertain tax positions. The earliest tax year that is subject to examination by these taxing authorities is 2009, generally three years from the time they were filed.

f. ***Investment Valuation*** - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. United States General Accepted Accounting Principles establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of income. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

g. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM CLEARING BROKER

The clearing and depository operations for customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement. At June 30, 2013, the amount due from the clearing broker represents cash deposits maintained in various accounts including money market accounts at the clearing broker. In addition, at times there may be amounts due from the clearing broker related to commission revenue earned, as an introducing broker for the transactions of its customers, net of clearing expenses, and other fees.

Receivables from clearing broker consists of the following at June 30, 2013:

Clearing deposits	$ 25,000
Cash held in accounts at clearing brokers	836
	$ 25,836

4 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are stated at cost, as follows:

Furniture	$ 40,798
Computer equipment	47,724
Computer software	51,418
Leasehold improvements	7,750
	147,690
Less: Accumulated depreciation and amortization	130,727
	$ 16,963

5 - INVESTMENT IN ASSOCIATED PARTNERSHIP

The Company is the managing member of Kitty Hawk Management LLC (the "Associated Partnership"), the general partner of Kitty Hawk Investment Partners, LP (the "Fund"), a related party. The Associated Partnership's ownership percentage in the Fund was 11.5% at June 30, 2013. The Company carries its investment in the Associated Partnership at fair value based on its pro rata interest in the net assets of the Associated Partnership. Net income or loss is recognized by the Associated Partnership based upon its allocated share of earnings of the Fund which carries its investments at fair value. The Company's ownership percentage in the Associated Partnership was 13.03% at June 30, 2013.

The Company is also the Investment Manager of the Fund and pursuant to a management agreement receives a quarterly investment advisory fee equal to 0.25% (1% per annum) based on the Fund's net asset value as of the end of each quarter.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2013:

	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Investment in associated partnership	$ -	$ -	$ 131,625	$ 131,625
Subordinated note receivable	-	-	75,000	75,000
	$ -	$ -	$ 206,625	$ 206,625

6 - SUBORDINATED NOTE RECEIVABLE

On August 15, 2011, the Company entered into a subordinated note receivable agreement with Miller Auto Parts & Supply, Inc. (the "Borrower"), for an amount of $150,000. The Company paid two subordinated loans on behalf of the Borrower; $100,000 and $50,000. The loan is subordinated to PNC Bank (the "Bank") and the other senior creditors. In the event the Borrower defaults on the loan, the Bank and the other senior creditors would be paid first followed by the Company. The collateral for the loan are the assets of the Borrower and its subsidiaries provided, however, the Company's liens against such assets are subordinated to those of senior lenders. The Company received monthly interest payments on the outstanding principal balance at a fixed rate of 15% per annum through December 31, 2011, the date the initial term of the agreement expired. Interest is calculated based on a 365-day year. The agreement was amended and the note was changed to a demand note with a 7% interest rate per annum with the other original agreement terms remaining the same. In November 2012, the Company's management made a decision to adjust the monthly interest payments to a rate of 2% per annum. The calculation of monthly interest payment shall be adjusted upon any payment of principal. As of June 30, 2013, the fair value of the note receivable, as determined by management, was $75,000 and has been categorized as a level 3 investment.

Interest payments were suspended as of April 1, 2013, pending completion of refinancing by the Borrower. The Borrower completed refinancing on August 13, 2013 with First Capital Corporation. A second amendment to the agreement was executed, abating interested for a period of thirty months, beginning April 1, 2013 and ended September 30, 2015, at which point monthly interest payments will resume at a rate of 3% per annum. The amount of monthly interest payment shall be adjusted upon any payment of principal. The principal balance of the note and any unpaid accrued interest will be payable upon the later of February 1, 2016 or six months after the termination of the agreement, or upon the earlier sale or liquidation of the Borrower.

7 - INCOME TAXES

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred Tax Assets	
Accrued liabilities and payables	$ 15,032
Net operating loss carryforward	7,008
Contribution carryforward	23,440
Gross deferred tax assets	45,480
Valuation allowance	(16,452)
Total	$ 42,427
Deferred Tax Liabilities	
Deferred revenue	$ 143,745
Total	$ 143,745
Net Deferred Tax Liability	$ 114,717

8 - COMMITMENTS AND CONTINGENCIES

The Company maintains cash balances at a financial institution subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC Insurance limit of $250,000.

The Company has a $10,000 unsecured borrowing facility with a bank to be drawn upon as overdraft protection. This facility bears interest at the bank's current rate for such facilities when used. As of June 30, 2013, there were no outstanding advances drawn under this facility.

9 - 401(K) PROFIT-SHARING PLAN

The Company sponsors a 401(k) profit-sharing plan covering all eligible employees. Contributions are made at the discretion of the management.

10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had net capital, as defined, of $45,526, which was $40,526 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.92 to 1.

11 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

12 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of issuance and management has determined that no subsequent events occurred that would require disclosure in the financial statements or accompanying notes.